Filed by Hughes Electronics Corporation
                               Subject Company - Hughes Electronics Corporation
                                                 and General Motors Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 000-26035



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This is the second update to employee questions and answers about the EchoStar
Transition. HUGHES Corporate Communications will publish updates on the HUGHESNet Transition News website, http://hughesnet.hughes.com/transition/index.html. If you have a question, please send it to employee.communications@hughes.com or call (888) 832-5306 or
(310) 662-5208 or FAX to (310) 647-6213. Thanks for all the questions sent in so far, we will continue to work on getting answers for you in the weeks ahead.
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Process -- Closing the Transaction
----------------------------------

1. There have been many recent media accounts about our merger approval process; please explain the regulatory approval process and its timeframe. Is it possible that the merger could be concluded before the 9 - 12 months estimated timeframe?

           There are four major regulatory milestones that must be reached as part of the transaction. Each may require a number of months to complete. Our lawyers have provided an estimate of nine to twelve months from the time of our announcement last October to obtain all of the necessary regulatory clearances and approvals. Please note that this is only an estimate and that there are a number of factors that can influence the time required. The actual time it takes may be either longer or shorter.

           HART-SCOTT-RODINO (HSR) ANTITRUST CLEARANCE

           The parties to the transaction must make filings with the government for antitrust clearance. The Department of Justice (DOJ) will make the determination about whether the merger complies with the antitrust laws.

           INTERNAL REVENUE SERVICE (IRS)

           GM has applied for a private letter ruling from the IRS to the effect that, among other things, the separation of HUGHES from GM will be tax-free to GM and its shareholders for U.S. Federal Income Tax purposes. This is the same process as that used in connection with the separation of Hughes Defense from GM in 1997.

           SECURITIES AND EXCHANGE COMMISSION (SEC)

           GM must prepare a Proxy/Consent Solicitation Statement relating to the GM stockholder vote on the proposed transactions, which will be filed with the SEC. The document will include a prospectus relating to the issuance of stock of the surviving company in the merger in exchange for GM Class H common stock. The document must be declared effective by the SEC prior to seeking stockholder approval for these


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           transactions, including for an amendment of the GM Charter that enables the transactions.

           FEDERAL COMMUNICATIONS COMMISSION (FCC)

           On December 3, 2001 GM, HUGHES and EchoStar filed with the FCC for approval to transfer control of the FCC licenses held by HUGHES, EchoStar and their respective subsidiaries to the combined company in connection with the merger. That process will involve public notice and a public proceeding. The public comment period has been underway for several weeks.

2.         Do we have a go-forward plan if this transaction isn't completed?

           The regulatory process is proceeding as we have anticipated and we expect that it will result in the approval of our merger with EchoStar. In the meantime, HUGHES is operating as an aggressive, competitive business. Our business goals continue as before the announcement of the merger and we strive to improve on our leadership position in the markets we serve. We aim to build momentum and value in our company by meeting and exceeding the promises we have made. And above all, we continue to compete as vigorously and aggressively as we know how to compete.

           In addition, protections have been negotiated as part of the transaction that require the payment of a substantial break-up fee and the purchase of HUGHES' interest in PanAmSat by EchoStar under certain circumstances where the transaction is not completed. We believe that these protections will help to assure that HUGHES continues as a healthy business should the transaction not be completed as planned.

DIRECTV Latin America
---------------------

3.         Will EchoStar sell DIRECTV Latin America?

           Every part of HUGHES will become part of the new combined company at the Close of the transaction, including DIRECTV Latin America. Senior leadership in the new combined company will review and assess each part of the business and make decisions regarding business strategy and planning as part of the transition process.


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                 ECHOSTAR TRANSITION EMPLOYEE QUESTION & ANSWER
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Layoffs & Severance
-------------------

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Please note: We have received many questions regarding possible employee relocations to Denver. The Transition Team is just beginning its work and has not yet discussed issues relating to work locations and staffing for the new company, including any possible relocations. In the next few months the Transition Team will address these and other major business integration issues and we will then respond to these questions with specificity. We know this is an important subject to you and appreciate your patience.
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4.         Will the severance package be open to volunteers who would like to leave the company before the Close?

           No. Layoff decisions will be made by management based on business needs.

5. What situations would cause a layoff following the Closing Date not to be considered due to a change in control under the special severance appendix of the Employee Transition Assistance Plan (ETA)?

           Layoffs that are identified within one year after the Closing Date will likely be due to the Change in Control. However, layoffs that occur for reasons such as competitive pressures, reductions in business volume, technological changes, shifts in business strategy and/or poor business performance may not be due to a Change in Control.

6.         In the event of layoffs, will employees receive 8 weeks notice?

           The Employee Transition Assistance Plan (ETA) says management will try to give 4 to 8 weeks notice, barring unusual circumstances. We expect to continue this practice to the extent feasible.

Retirement
----------

7.         Will early retirement packages be offered?

           No.  There is no plan in place to offer early retirement packages.

           However, if a Contributory Plan participant is identified for layoff within 1 year following the Closing Date and is laid off within 2 years following the Closing Date, and the layoff is considered due to a Change in Control (CIC), he/she may be eligible for a lump sum payment. A special publication available through your Human Resources department provides more information about this benefit.


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                 ECHOSTAR TRANSITION EMPLOYEE QUESTION & ANSWER
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8.         Please provide more information about how the Non-Contributory
           Retirement Plan will work after the Closing Date.

           A new benefit has been added for all employees in the Non-Contributory Benefit of the Non-Bargaining Retirement Plan as of 12/1/01. The new benefit (Retirement Growth Benefit), effective on 12/1/01, provides employees who were employed as of 12/1/01 with the better of either their original Non-Contributory Benefit or the new Retirement Growth Benefit at termination or retirement. Both the Non-Contributory Benefit and the Retirement Growth Benefit allow for lump-sum cashouts for employees vested in the plan, who are given layoff notice and are subsequently laid off or voluntarily terminate on or after 12/1/01. Information on the new Retirement Growth Benefit has been distributed to eligible employees. Employees hired after 12/1/01 are only eligible for the Retirement Growth Benefit.

           The terms of the agreement with EchoStar provide for continuation of the Non-Contributory Benefit, including the new Retirement Growth Benefit, for at least 12 months following the Closing Date.

Company Locations
-----------------

9.         Will any of our broadcast centers be closed as part of the merger?

           At this time, no decisions have been made regarding changes to any company locations, including the broadcast centers. As the transition process progresses, these and other issues will be reviewed and analyzed. We will share new information as soon as it is practicable. However, decisions regarding specific company functions or locations are not likely in the near future.

Benefits
--------

10. What will happen to the HUGHES savings plans (including the GMH Stock Fund in the HUGHES savings plans) after the Close of the merger of HUGHES?

           The HUGHES savings plans will continue for a minimum of 12 months following the Closing Date, during which time participants may continue to request loans and withdrawals, and to transfer monies among investment funds, just as they do today. In addition, if you have a loan outstanding, you will be expected to continue making repayments on your loan during this time period.

           At the Close, GMH stock will be exchanged on a one-for-one basis for stock of the surviving company in the merger, which company will be renamed EchoStar Communications. You will see no change in the


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           quantity of units held in your former GMH Stock Fund account when it is converted to the new stock. As always, the value of your holdings will depend upon market price fluctuations.

11. Will there be any changes to the investment options in the HUGHES Savings Plans?

           There are currently no plans to make any significant changes to investment options for at least 12 months following the Closing Date. You may recall, however, that under the current provisions of the HUGHES plans, the Raytheon Stock Fund will be dissolved no later than December 31, 2002.

12. If I am laid off, will I be compensated for my EPTO (Extended Paid Time Off) balance?

           Under our current benefits plans, at the time of layoff, employees are paid out any vacation or PTO balances that they have accrued on the books, but unused EPTO balances are not paid out. EPTO is not a vested benefit and is intended to be used only for an employee's extended disability or personal emergency, with the approval of management and/or the Back-to-Work program. For DIRECTV employees, under our current benefits plans, unused Floaters are also paid out upon layoff.







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                 ECHOSTAR TRANSITION EMPLOYEE QUESTION & ANSWER
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DIRECTV Broadband
-----------------

13. Does the HUGHES Employee Transition Assistance (ETA) Plan and the special severance benefit formula apply to DIRECTV Broadband? If so, please describe the plan and how it is affected by the agreement with EchoStar.

           Yes. DIRECTV Broadband is covered by the same ETA Plan as DIRECTV, which is covered by the HUGHES plan.

           For 24 months following the Closing Date, EchoStar will continue to provide severance benefits as described in the HUGHES ETA Plan and Special Severance Appendix.

           The standard ETA severance benefits include 1 week of base pay for each full year of company service, with a minimum of 4 weeks and a maximum of 52 weeks of base pay, 3 months of medical COBRA payments, and may include educational assistance up to $1000.

           In the event a layoff is determined to be due to a Change in Control
           (CIC), affected employees may receive the better of the standard ETA benefit or a special severance benefit formula, equal to 1 week of base pay for each $3K of annual salary, provided that:

           o a minimum of 26 weeks of base pay or 1 week of base pay for each full year of company service, whichever is greater, will be paid; and

           o          the severance benefit cannot exceed 52 weeks of base pay

           All other severance provisions apply, including the requirement that the employee sign a release before severance benefits will be paid.

           NOTE: Change in Control means a change in company ownership as defined in the HE Incentive Plan.

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Note: This is a summary highlighting specific employee compensation and benefits issues. It is not intended as a Summary Plan Description or a Plan Document.
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                 ECHOSTAR TRANSITION EMPLOYEE QUESTION & ANSWER
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In connection with the proposed transactions, General Motors Corporation ("GM"),
Hughes Electronics Corporation ("Hughes") and EchoStar Communications
Corporation ("EchoStar") intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all;
(3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.


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